Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Computation of Earnings:
Income before taxes	$7,383	$9,163	$7,978	$5,585	$5,265	$5,009
Net interest expense	972	1,260	1,095	1,071	1,022	1,053
Interest portion of operating lease expense	35	45	45	47	47	45
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(50)	(58)	(65)	(30)	6	24

Earnings	$8,340	$10,410	$9,053	$6,673	$6,340	$6,131

Computation of Fixed Charges:
Net interest expense	$972	$1,260	$1,095	$1,071	$1,022	$1,053
Capitalized interest	13	15	12	18	18	26
Interest portion of operating lease expense	35	45	45	47	47	45

Fixed Charges	$1,020	$1,320	$1,152	$1,136	$1,087	$1,124

Ratio of Earnings to Fixed Charges:	8.2x	7.9x	7.9x	5.9x	5.8x	5.5x

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates and including distributions from our affiliate, Kirin-Amgen, Inc. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest, (iii) a reasonable approximation of the interest factor deemed to be included in rental expense and (iv) preference security dividend requirements of consolidated subsidiaries, which were not material. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.